SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 11-K

(Mark One)
  [ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1997

                                   OR

[    ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ________ to ________

                         Commission File Number
                                 1-6699




             Employees' Voluntary Investment and Savings Plan
                 of International Multifoods Corporation
                           200 East Lake Street
                         Wayzata, Minnesota 55391
                    (Full title and address of plan)



                  International Multifoods Corporation
                          200 East Lake Street
                         Wayzata, Minnesota 55391
   (Name of issuer and address of principal executive offices of issuer)






                      EMPLOYEES' VOLUNTARY INVESTMENT
                            AND SAVINGS PLAN OF
                   INTERNATIONAL MULTIFOODS CORPORATION

                 Financial Statements and Supplemental Schedules

                           December 31, 1997 and 1996



                         Independent Auditors' Report

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") as of
December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the VISA Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the VISA Plan as of December 31, 1997 and 1996 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick
Minneapolis, Minnesota
May 22, 1998




EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION


Statement of Net Assets Available for Plan Benefits
December 31, 1997

                                                               Participant-Directed
                                    --------------------------------------------------------------------------------------------
                                    International    Norwest       Fidelity   Vanguard Index T.Rowe Price Vanguard Asset MetWest
                                    Multifoods     Stable Return   Magellan     Trust-500   New Horizons  Allocation       Total
                                    Stock Fund         Fund          Fund      Portfolio         Fund        Fund      Return Fund
                                    ----------     ----------     -----------  -----------   ------------ ------------ ----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $3,815,749     $        -     $         -   $        -   $        -    $        -   $      -
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                              15,774              -          19,409            -            -        19,674          -
      Short-term Investment Fund        71,122              -               -            -            -             -          -
      Stable Return Fund                     -      5,225,397               -            -            -             -          -
  Registered funds:
    Vanguard Asset Allocation Fund           -              -               -            -            -     3,981,978          -
    Vanguard Index Trust-500 Portfolio       -              -               -    9,607,455            -             -          -
    Fidelity Magellan Fund                   -              -      11,256,113            -            -             -          -
    T.Rowe Price New Horizons Fund           -              -               -            -    2,344,558             -          -
Participant loan fund                        -              -               -            -            -             -          -
                                    ----------     -----------    -----------   ----------   ----------    ----------   --------
      Total investments              3,902,645      5,225,397      11,275,522    9,607,455    2,344,558     4,001,652          -

Accrued investment income               27,426              -               -            -            -             -          -
Member contributions receivable              -              -               -            -            -             -     82,336
Employer contributions receivable            -              -               -            -            -             -          -
                                    ----------     ----------     -----------   ----------   ----------    ----------   --------

       Net assets available for
          plan benefits             $3,930,071     $5,225,397     $11,275,522   $9,607,455   $2,344,558    $4,001,652   $ 82,336
                                    ==========     ==========     ===========   ==========   ==========    ==========   ========



                                                                   Non-
                                                                   Participant-
                                    Participant-Directed           Directed
                                   ---------------------------     ------------
                                    Janus                          International
                                    Worldwide        Loan          Multifoods
                                    Fund             Fund          Stock Fund        Total
                                    ----------     ----------      ----------      ---------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                 $       -      $       -     $12,995,151     $16,810,900
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                                                             53,722         108,579
      Short-term Investment Fund             -              -         242,217         313,339
      Stable Return Fund                     -              -               -       5,225,397
  Registered funds:
    Vanguard Asset Allocation Fund           -              -               -       3,981,978
    Vanguard Index Trust-500 Portfolio       -              -               -       9,607,455
    Fidelity Magellan Fund                   -              -               -      11,256,113
    T. Rowe Price New Horizons Fund          -              -               -       2,344,558
Participant loan fund                        -        700,871               -         700,871
                                    ----------     ----------      ----------     -----------
      Total investments                      -        700,871      13,291,090      50,349,190

Accrued investment income                    -              -          93,403         120,829
Member contributions receivable         33,504              -               -         115,840
Employer contributions receivable            -              -               -               -
                                    ----------      ----------     ----------     -----------
      Net assets available for      $   33,504      $  700,871    $13,384,493     $50,585,859
          plan benefits
                                    ==========      ==========     ==========     ===========

See accompanying notes to financial statements.




EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Net Assets Available for Plan Benefits
December 31, 1996

                                                               Participant-Directed
                                    --------------------------------------------------------------------------------------------
                                    International    Norwest       Fidelity  Vanguard Index  T. Rowe Price Vanguard Asset
                                    Multifoods     Stable Return   Magellan    Trust-500     New Horizons   Allocation    Loan
                                    Stock Fund        Fund           Fund      Portfolio         Fund          Fund       Fund
                                    ----------     ----------     -----------  -----------   ------------   ----------  --------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $2,935,983     $        -     $         -   $        -   $        -    $        -   $      -
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                                  31              -           9,133        8,767           88         5,105          -
      Short-term Investment Fund         3,143              -               -            -            -             -          -
      Stable Return Fund                     -      5,943,236               -            -            -             -          -
  Registered funds:
    Fidelity Magellan Fund                   -              -      10,085,353            -            -             -          -
    Vanguard Index Trust-500 Portfolio       -              -               -    5,903,477            -             -          -
    Vanguard Asset Allocation Fund           -              -               -            -            -     2,725,571          -
    T. Rowe Price New Horizons Fund          -              -               -            -    1,314,757             -          -
Participant loan fund                        -              -               -            -            -             -    544,079
                                    ----------     -----------    -----------   ----------   ----------    ----------   --------
      Total investments              2,939,157      5,943,236      10,094,486    5,912,244    1,314,845     2,730,676    544,079

Accrued investment income               32,435              -               -            -           10             -          -
Member contributions receivable         13,957         27,211          60,128       38,487       10,829        20,927          -
Employer contributions receivable            -              -               -            -            -             -          -
                                    ----------     ----------     -----------   ----------   ----------    ----------   --------
      Net assets available for
        plan benefits               $2,985,549     $5,970,447     $10,154,614   $5,950,731   $1,325,684    $2,751,603   $544,079
                                    ==========     ==========     ===========   ==========   ==========    ==========   ========






                                    Non-
                                    Participant-
                                    Directed
                                    -------------
                                    International
                                    Multifoods
                                    Stock Fund        Total
                                    ----------     ----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $8,100,270    $11,036,253
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                                  86         23,210
      Short-term Investment Fund         8,744         11,887
      Stable Return Fund                     -      5,943,236
  Shares of registered funds:
    Fidelity Magellan Fund                   -     10,085,353
    Vanguard Index Trust-500 Portfolio       -      5,903,477
    Vanguard Asset Allocation Fund           -      2,725,571
    T. Rowe Price New Horizons Fund          -      1,314,757
Participant loan fund                        -        544,079
                                    ----------    -----------
      Total investments              8,109,100     37,587,823

Accrued investment income               90,227        122,672
Member contributions receivable              -        171,539
Employer contributions receivable       70,083         70,083
                                    ----------    -----------
      Net assets available for      $8,269,410    $37,952,117
        plan benefits               ==========    ===========

See accompanying notes to financial statements.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Changes in Net Assets
Available for Plan Benefits
Year Ended December 31, 1997

                                                                       Participant-Directed
                                    -----------------------------------------------------------------------------------------
                                    International   Norwest       Fidelity  Vanguard Index T.Rowe Price Vanguard Asset MetWest
                                    Multifoods    Stable Return   Magellan   Trust-500    New Horizons  Allocation   Total Return
                                    Stock Fund       Fund         Fund       Portfolio       Fund         Fund          Fund
                                    ----------    ----------   -----------   ----------   -----------   ----------   --------
Investment income:
   Dividends                        $   113,328   $        -   $   140,091   $  134,485   $       82   $  127,924    $      -
   Interest                                 833            -            22            2          (10)           3           -
   Net appreciation (depreciation)
    in fair value of investments      1,496,230      340,298     2,249,374    2,156,022      147,455      676,312           -
                                    -----------   ----------   -----------   ----------   ----------   ----------    --------
     Total investment income (loss)   1,610,391      340,298     2,389,487    2,290,509      145,527      804,239           -
                                    -----------   ----------   -----------   ----------   ----------   ----------    --------
Contributions:
   Members                             342,909       489,738     1,320,406    1,175,478      593,031      488,769      82,336
   Cash contributions by Employer            -             -             -            -            -            -           -
                                    -----------   ----------   -----------   ----------   ----------   ----------    --------
     Total contributions               342,909       489,738     1,320,406    1,175,478      593,031      488,769      82,336

Distributions                         (834,663)     (883,721)   (1,575,772)    (715,579)    (229,453)    (334,072)          -
Administrative expenses                 (3,042)      (31,148)      (12,658)      (8,610)      (1,797)      (4,220)          -
Fund transfers                        (171,073)     (660,217)   (1,000,555)     914,926      509,566      295,333           -
                                     ----------    ----------   -----------   ----------   ----------   ----------   --------
     Net increase (decrease)
       in net assets available
       for plan benefits               944,522      (745,050)    1,120,908    3,656,724    1,018,874    1,250,049      82,336
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
Net assets available for
 plan benefits:
  Beginning of year                  2,985,549     5,970,447    10,154,614    5,950,731    1,325,684    2,751,603           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
  End of year                       $3,930,071    $5,225,397   $11,275,522   $9,607,455   $2,344,558   $4,001,652    $ 82,336
                                    ==========    ==========   ===========   ==========   ==========   ==========    ========

                                                                  Non-
                                                                  Participant-
                                     Participant-Directed         Directed
                                    ------------------------      -------------
                                      Janus                      International
                                    Worldwide      Loan           Multifoods
                                      Fund         Fund           Stock Fund        Total
                                    ----------     ----------    --------------  -----------
Investment income:
   Dividends                        $        -     $        -     $   374,545    $   890,455
   Interest                                  -         44,899           2,725         48,474
   Net appreciation (depreciation)
    in fair value of investments             -              -       4,696,920     11,762,611
                                    ----------     -----------     ----------     -----------
     Total investment income (loss)          -         44,899       5,074,190     12,701,540
                                    ----------     -----------     ----------     -----------
Contributions:
   Members                              33,504              -               -       4,526,171
   Cash contributions by Employer            -              -       1,843,641       1,843,641
                                    ----------     ----------      ----------     -----------
     Total contributions                33,504              -       1,843,641       6,369,812
                                    ----------     ----------      ----------     -----------

Distributions                                -              -      (1,793,198)     (6,366,458)
Administrative expenses                      -           (127)         (9,550)        (71,152)
Fund transfers                               -         112,020              -               -
                                     ----------     ----------      ----------     -----------
     Net increase (decrease) in
       net assets available for
       plan benefits                    33,504         156,792      5,115,083      12,633,742

Net assets available for plan benefits:
  Beginning of year                          -         544,079      8,269,410      37,952,117
                                    ----------      ----------      ----------     -----------
  End of year                          $33,504        $700,871    $13,384,493     $50,585,859
                                    ==========      ==========      ==========     ===========

See accompanying notes to financial statements.





EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Changes in Net Assets
Available for Plan Benefits
Year Ended December 31, 1996

                                                               Participant-Directed
                                    -----------------------------------------------------------------------------------------
                                    International  Norwest      Fidelity  Vanguard Index T.Rowe Price Vanguard Asset
                                    Multifoods   Stable Return  Magellan     Trust-500   New Horizons   Allocation    Loan
                                    Stock Fund       Fund          Fund      Portfolio       Fund         Fund        Fund
                                    ----------    ----------   -----------   ----------   -----------   ----------   --------
Investment income:
   Dividends                        $  132,898    $        -   $   133,540   $  114,580   $        -   $  159,336    $      -
   Interest                              1,011             -         6,240          137           27           23       9,518
   Net appreciation (depreciation)
    in fair value of investments      (352,565)      375,360       953,433      869,240       15,503       56,494           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
     Total investment income (loss)   (218,656)      375,360     1,093,213      983,957       15,530      215,853       9,518
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
Contributions:
   Members                             479,821       807,405     2,504,631    1,127,549      140,338      629,796           -
   Cash contributions by Employer            -             -             -            -            -            -           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
     Total contributions               479,821       807,405     2,504,631    1,127,549      140,338      629,796           -

Distributions                         (961,773)   (1,192,229)   (1,414,870)    (603,389)         (55)    (371,433)          -
Administrative expenses                 (2,943)      (31,942)       (9,638)      (5,206)           -       (3,184)          -
Fund transfers                        (248,928)     (659,355)   (1,096,109)   1,123,480    1,169,871     (394,281)    534,561
                                     ----------    ----------   -----------   ----------   ----------   ----------    --------
     Net increase (decrease)
       in net assets available
       for plan benefits              (952,479)     (700,761)    1,077,227    2,626,391    1,325,684       76,751     544,079
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
Net assets available for
 plan benefits:
  Beginning of year                  3,938,028     6,671,208     9,077,387    3,324,340            -    2,674,852           -
                                    ----------    ----------   -----------   ----------   ----------   ----------    --------
  End of year                       $2,985,549    $5,970,447   $10,154,614    5,950,731   $1,325,684   $2,751,603    $544,079
                                    ==========    ==========   ===========   ==========   ==========   ==========    ========

                                    Non-
                                    Participant-
                                    Directed
                                    ------------
                                    International
                                    Multifoods
                                    Stock Fund        Total
                                    ----------     -----------
Investment income:
   Dividends                        $  342,051     $   882,405
   Interest                              2,452          19,408
   Net appreciation (depreciation)
    in fair value of investments      (844,256)      1,073,209
                                    ----------     -----------
     Total investment income (loss)   (499,753)      1,975,022
                                    ----------     -----------
Contributions:
   Members                                   -       5,689,540
   Cash contributions by Employer    1,758,303       1,758,303
                                    ----------     -----------
     Total contributions             1,758,303       7,447,843
                                    ----------     -----------

Distributions                         (769,359)     (5,313,108)
Administrative expenses                 (7,048)        (59,961)
Fund transfers                        (429,239)              -
                                     ----------     -----------
     Net increase (decrease) in
       net assets available for
       plan benefits                    52,904       4,049,796

Net assets available for plan benefits:
  Beginning of year                  8,216,506      33,902,321
                                    ----------     -----------
  End of year                       $8,269,410     $37,952,117
                                    ==========     ===========

See accompanying notes to financial statements.


EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Notes to Financial Statements
December 31, 1997 and 1996


1)   Description of the VISA Plan
The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") is provided for general information purposes only. For more complete information about the VISA Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary VISA Plan Description.

The VISA Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried and commissioned employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the VISA Plan after one year of qualifying service. The VISA Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under
Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the VISA Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transactions entered into must provide that the lender shall be without recourse against the assets of the VISA Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

The Company and its participating subsidiary corporations (the "Employer") absorb a major portion of the administrative costs of the VISA Plan including audit, accounting and legal fees. The operational expenses of each investment fund (commissions or other transaction costs, investment management fees, etc.) are paid out of that fund and reduce its rate of return. The Trustee's fees are also paid out of the trust and are charged against the Members' accounts pro rata based on the account balances. The VISA Plan also allows certain other administrative expenses (recordkeeping fees, disbursement fees, etc.) to be paid out of the trust and charged against the Members' accounts, although the Employer currently pays such fees and expenses.

Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of covered pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's covered pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.


An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the VISA Plan). Rollover contributions are not eligible for Employer matching contributions.


2)   Accounting Policies
Basis of Accounting
-------------------
The VISA Plan's accounting policies conform to generally accepted accounting principles ("GAAP") applied on a consistent basis. The financial statements of the VISA Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
-------------------------------------------
Significant policies related to investments are summarized below:

    The fair value of investments in the Company's common stock is based upon published quotations.

    The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

    Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

    The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------
Benefits are recorded when paid.

Reclassification
-------------------
Certain reclassifications have been made to the 1996 financial statements to conform to the current year's presentation.

3) Member Loans
Effective January 1, 1996, the VISA Plan was amended to allow Members to borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.

4)   Forfeitures and Vesting
Members who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated Members are reemployed by the Company within 5 years of termination, such forfeited nonvested portion of the Company's contributions is restored to their VISA Plan accounts. Forfeitures to the VISA Plan can be used to cover future Company's contributions or reinstate previously forfeited amounts to reemployed Members. During the current VISA Plan year, $131,409 was forfeited to the VISA Plan. Forfeited funds in the amount of $33,173 were used to cover Company contributions.

The company's contributions vests as shown below:

Employee's vesting service since joining the Company      Vested Percentage
----------------------------------------------------      -----------------
1 year  but less than 2 years                              20%
2 years but less than 3 years                              40%
3 years but less than 4 years                              60%
4 years but less than 5 years                              80%
5 years or more                                           100%

If the Member retires, dies, becomes totally and permanently disabled, or if a Member's employment with the Company is involuntarily terminated due to the destruction, shutdown, or closing of any plant (or such other event as the Board of Directors of the Company deems to be sufficient cause to allow for full vesting), or if the VISA Plan is terminated by the Company, the Member is vested 100%, regardless of the length of Company service.

5)   Investment Funds
Members may deposit their contributions in any one of the following investment funds: Norwest Stable Return Fund, MetWest Total Return Fund, Vanguard Asset Allocation Fund, Vanguard Index Trust-500 Portfolio, Fidelity Magellan Fund, T. Rowe Price New Horizon Fund, Janus
Worldwide Fund and International Multifoods Stock Fund. Contributions can be allocated to funds in increments of 10%. Member contributions and investment balances can be reallocated on a quarterly basis.
The Employer's contribution is invested 100% in the International Multifoods Stock Fund. Members may reallocate Employer contributions and investment balances only during a special "diversification election period" that occurs as the Member approaches retirement age.

The Finance and Benefit Investment Committee of the Company's Board of Directors selects the investment funds that will be offered under the VISA Plan. Each of the funds may temporarily hold cash or make short-term investments. The following schedule summarizes the type of investments, which may be made by each of the funds:



Fund                          Description
----                          -----------
International Multifoods      Invests in the common stock of the Company
Stock Fund

Norwest Stable Return Fund    Collective bank trust that invests in fixed
                              income securities such as contracts with insurance companies and banks

Fidelity Magellan Fund        Mutual fund that invests in equity securities

Vanguard Index Trust-500      Mutual fund that invests in equity securities
Portfolio                     of companies that make up the Standard
                              and Poor's 500 Composite Stock Price Index

T. Rowe Price New             Mutual fund that invests in equity securities
Horizons Fund                 of young, emerging growth companies

Vanguard Asset Allocation     Mutual fund that invests in fixed income
Fund                          securities and equity securities

MetWest Total Return Fund     Mutual fund that invests in fixed income
                              securities such as U.S. government
                              securities, corporate debt securities and commercial paper

Janus Worldwide Fund          Mutual fund that invests in equity securities
                              of foreign and domestic companies


Starting in 1997, the VISA Plan's investment funds are identified by their registered names. The following schedule lists the funds names used in 1996 and their registered names.


1997 Registered Fund Name                1996 Fund Name
-------------------------                --------------
International Multifoods Stock Fund      Company Common Stock Fund
Norwest Stable Return Fund               Fixed Income Fund
Fidelity Magellan Fund                   Growth Equity Fund
Vanguard Index Trust-500 Portfolio       Equity Index Fund
T. Rowe Price New Horizons Fund          Aggressive Growth Equity Fund
Vanguard Asset Allocation Fund           Balanced Fund



6)   Plan Termination
Although it has not expressed any intention to do so, the Company has the right to terminate the VISA Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.


7)   Distributions
The VISA Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the VISA Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the VISA Plan Administrator. Distributions from the Company Common Stock Fund of the VISA Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members whose account balances are less than or equal to $3,500 or 100 shares may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.


8)   Income Taxes
The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the VISA Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the VISA Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The VISA Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.


9)   Reconciliation to Form 5500
At December 31, 1997 and 1996, net assets available for plan benefits in the accompanying financial statements differ from Form 5500, as filed with the Internal Revenue Service as follows:

                                        1997            1996
                                     -----------    -----------
Net assets available for plan
   benefits per Form 5500            $50,585,859    $37,412,765

Adjustment for benefits payable                -        539,352
                                     -----------    -----------
Net assets available for
   plan benefits per accompanying
   financial statements              $50,585,859    $37,952,117
                                     ===========    ===========

10)  Investments
The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1997:


                                  No. of Shares        Fair Value
                                 --------------        -----------
International Multifoods
  Stock Fund                         593,752          $16,810,900

Norwest Stable Return Fund           213,010            5,225,397

Fidelity Magellan Fund               118,381           11,256,113

Vanguard Index Trust-500             106,689            9,607,455
  Portfolio

Vanguard Asset Allocation Fund       190,155            3,981,978

The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1996:


                                 No. of Shares        Fair Value
                                --------------        -----------
International Multifoods
  Stock Fund                         608,897          $11,036,253

Norwest Stable Return Fund           252,046            5,943,236

Fidelity Magellan Fund               125,051           10,085,353

Vanguard Index Trust-500              85,360            5,903,477
   Portfolio

Vanguard Asset Allocation Fund       151,927            2,725,571

11)  Party-In-Interest Transactions
Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the VISA Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the VISA Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.




                                                                  Schedule 1

EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997

                                               Description of investment,
                                                 including maturity date,
Identity of issue, borrower, lessor           rate of interest, collateral,
  or similar party                              and par or maturity value                 Cost         Fair Value
--------------------------------------      -----------------------------------        -----------     ----------
Common stock:
 *International Multifoods Corporation      593,752 shares common stock,               $11,998,485     $16,810,900
                                              par value $0.10 per share
------------------------------------------------------------------------------------------------------------------
     Total common stock                                                                 11,998,485      16,810,900
------------------------------------------------------------------------------------------------------------------

Cash and common trust funds:
  Norwest Bank Minnesota, N.A.:
 *Cash                                                 Cash equivalents                    108,579         108,579
 *Short-term Investment Fund                             313,339 units                     313,339         313,339
 *Stable Return Fund                                     213,010 units                   4,459,477       5,225,397
------------------------------------------------------------------------------------------------------------------
     Total cash and common trust funds                                                   4,881,395       5,647,315
------------------------------------------------------------------------------------------------------------------
Registered funds:
  Fidelity Magellan Fund                                118,381 units                   9,041,945       11,256,113
  Vanguard Index Trust-500 Portfolio                    106,689 units                   7,312,711        9,607,455
  Vanguard Asset Allocation Fund                        190,155 units                   3,598,058        3,981,978
  T Rowe Price New Horizons Fund                         98,123 units                   2,237,480        2,344,558
------------------------------------------------------------------------------------------------------------------
     Total shares of registered funds                                                  22,190,194       27,190,104
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Participant loan fund                                   726,701 units                     700,871          700,871
------------------------------------------------------------------------------------------------------------------
     Total investments                                                                $39,770,945      $50,349,190
==================================================================================================================
* Represents party-in-interest.

See accompanying independent auditors' report.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN                 Schedule 2
OF INTERNATIONAL MULTIFOODS CORPORATION

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1997



                                                          No. of      No. of     Purchase   Selling      Cost of    Net Gain
Identity of Party Involved         Description of Asset   Purchases   Sales       Price      Price       Assets     or (Loss)
---------------------------------   --------------------- ---------  -------   ----------  ----------   ---------   ---------
Series of transactions (involving
one security) which exceed 5%
of plan assets.

*International Multifoods
   Corporation                       Common Stock                22        8   $2,739,520   $1,290,716   $  959,444  $  331,272

*Norwest Bank Minnesota, N.A.        Short-term
                                      Investment Fund            52       54    3,251,168    2,949,716    2,949,716           -

*Norwest Bank Minnesota, N.A.        Stable Return Fund          37       35      603,315    1,538,376    1,319,356     219,020

 Fidelity Magellan Fund              Registered Fund             36       28    2,081,867    2,553,061    2,172,890     380,171

 Vanguard Index Trust-500            Registered Fund             42       23    2,368,339      756,888      604,623     152,265
    Portfolio


Individual transactions (involving one security) which exceed 5% of plan assets.

There were no reportable individual transactions that exceeded the 5% scope of beginning net asset value of the plan.

* Represents party-in-interest

See accompanying independent auditors' report.





                                Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   EMPLOYEES' VOLUNTARY
                                   INVESTMENT AND SAVINGS PLAN OF
                                   INTERNATIONAL MULTIFOODS CORPORATION




June 5, 1998                       By  /s/ Joyce G. Traver
                                       Joyce G. Traver
                                       Director - Benefits



                               EXHIBIT INDEX


23     Consent of KPMG Peat Marwick LLP.